Mail Stop 3561

June 30, 2009

Via Fax & U.S. Mail

Mr. Lawrence E. Dickinson
Chief Financial Officer
411 Fountain Lakes Boulevard
St. Charles, Missouri 63301

      Re: LMI Aerospace, Inc.
             Form 10-K for the year ended December 31, 2008
             Filed March 16, 2009
             File No. 000-24293

Dear Mr. Dickinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

             Sincerely,

             Linda Cvrkel
             Branch Chief

VIA FACSIMILE
(636) 916-2198